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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	Madrid	Washington, D.C.

File No. 048749-0010

Washington, DC 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
Tabatha McCullom
James Rosenburg
Daniel Greenspan
Scot Foley

Re:	Coherus BioSciences, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 15, 2014
CIK No. 0001512762

Ladies and Gentleman:

On behalf of Coherus BioSciences, Inc. (the “Company”), we are hereby submitting Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-198936) (the “Registration Statement”) which the Company first filed publicly with the U.S. Securities and Exchange Commission (the “Commission”) on September 25, 2014, in response to comments from the staff (the “Staff”) of the Commission contained in a letter dated September 29, 2014. Previously, the Company had submitted a draft of the Registration Statement on Form S-1 on August 4, 2014 (as amended by an exhibit-only draft Amendment No. 1 to the Form S-1 submitted on August 5, 2014, a draft Amendment No. 2 to the Form S-1 submitted on September 15, 2014 and an exhibit-only draft Amendment No. 3 to the Form S-1 submitted on September 24, 2014, together, the “Draft Submission”) to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 1, two of which have been marked to show changes from the Draft Submission as amended through draft Amendment No. 2 on September 15, 2014, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Business

Collaboration and License Agreements, page 108

1.	We note your response to prior comment 27. In your description of the Genentech agreement on page 110, please state the amount of the milestone payment or, in the alternative, provide your analysis why this specific amount should not be considered material disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 110 of Amendment No. 1 as requested.

Index to Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

12. Net Loss and Unaudited Pro Forma Net Loss Per Share, F-34

2.	Please refer to your response to our comment 33. As previously requested, please include herein and in Note 10 on F-58 to your unaudited condensed consolidated financial statements reconciliations of the numerators and denominators of your basic and diluted per share computations for each period presented, as required under ASC 260-10-50-1a. The current disclosure solely contains the pro forma calculation.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages F-34 and F-58 of Amendment No. 1 as requested.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809, by fax at (650) 463-2600 or by email at benjamin.potter@lw.com or contact Alan Mendelson by telephone at (650) 463-4693, by fax at (650) 463-2600 or by email at alan.mendelson@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter
Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Dennis M. Lanfear, Coherus BioSciences, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP
Stephen Salmon, Esq., Davis Polk & Wardwell LLP

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